Exhibit 1.01

Newell Brands Inc.

Conflict Minerals Report For The Year Ended December 31, 2023

This Conflict Minerals Report (the “Report”) of Newell Brands Inc. (the “Company”) for the calendar year ended December 31, 2023 is provided in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (the “SEC Statement”) and together with the Rule, Form SD, 1934 Act Release No. 34-67716 and other guidance promulgated by the SEC (the “CMR Regulations”). Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

This Report outlines the steps the Company undertook in accordance with the CMR Regulations in connection with the existence of Conflict Minerals (as defined below) in products the Company manufactured or contracted to manufacture. The Company’s diligence measures were designed to adhere, in all material respects, to the internationally-recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (Third Edition OECD 2016) (the “OECD Framework”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

1. Company Overview

Newell Brands Inc. (the “Company” or “Newell Brands”) is a leading global consumer goods company with a strong portfolio of well-known brands, including Rubbermaid, Sharpie, Graco, Coleman, Rubbermaid Commercial Products, Yankee Candle, Paper Mate, FoodSaver, Dymo, EXPO, Elmer’s, Oster, NUK, Spontex and Campingaz. Newell Brands is focused on delighting consumers by lighting up everyday moments. The Company sells its products in over 150 countries around the world and has operations on the ground in over 40 of these countries, excluding third-party distributors.

Organizational Structure

The Company’s three primary operating segments are as follows:

Segment	Key Brands	Description of Primary Products
Home and Commercial Solutions	Ball(1), Calphalon, Crockpot, FoodSaver, Mapa, Mr. Coffee, Oster, Rubbermaid, Rubbermaid Commercial Products, Sistema, Spontex, Sunbeam, WoodWick and Yankee Candle	Commercial cleaning and maintenance solutions; closet and garage organization; hygiene systems and material handling solutions; household products, including kitchen appliances, food and home storage products, fresh preserving products, vacuum sealing products, gourmet cookware, bakeware and cutlery and home fragrance products

Learning and Development	Dymo, Elmer’s, EXPO, Graco, NUK, Paper Mate, Parker and Sharpie	Baby gear and infant care products; writing instruments, including markers and highlighters, pens and pencils; art products; activity-based products and labeling solutions

Outdoor and Recreation	Campingaz, Coleman, Contigo and Marmot	Active lifestyle products for outdoor and outdoor-related activities; technical apparel and on-the-go beverageware

(1)	and Ball® TM of Ball Corporation, used under license.

Supply Chain

The Company manufactures some of its products and leverages third party suppliers for some of its other products and components. In both cases, the Company’s position in the supply chain is several levels removed from the actual sourcing of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals from the Democratic Republic of Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”), nor does the Company source any products or components directly from the Covered Countries. As a result, the Company must rely upon its suppliers, and their multiple sub-suppliers, for information related to Conflict Minerals that may be contained in products the Company sells.

Due to the breadth of the Company’s products and global reach of its business, the Company has a complex supply chain that includes over 1,800 direct and sourced finished good suppliers. The procurement of materials and finished goods is managed by global procurement teams consisting of over 225 employees who oversee local and regional sourcing and supplier arrangements. Other key factors that increase the complexity of the Company’s efforts to gather information from within the supply chain include the following:

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A significant portion of the Company’s suppliers are located in Asia, and many of these suppliers may not yet have management systems to address the implications of the CMR Regulations. In addition, relatively few of the Company’s suppliers are registrants with the SEC. As a result, the Company provided suppliers with support in order to develop their understanding of the CMR Regulations.

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As noted above, due to the nature of the Company’s products and manufacturing processes, the Company’s direct suppliers tend to be several levels removed from the smelters processing minerals that may be present in the products manufactured or contracted to be manufactured by the Company. This necessitates a significant portion of the Company’s suppliers to engage in their own extensive due diligence efforts in order to provide information requested by the Company.

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In some instances, the Company may be the only entity requesting Conflict Minerals information from a supplier. In these cases, despite the Company’s efforts, the supplier may view responding to the Company’s requests as a lower priority, and as a result the supplier may take additional time to provide the Company with the information needed in connection with its Conflict Minerals compliance efforts. In some cases, the supplier may not respond at all despite repeated requests from the Company to do so.

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To the extent products and component parts are manufactured by third parties, the Company must place additional reliance on those third-party manufacturers to assist the Company in the collection of the information necessary to comply with the due diligence and disclosure requirements under the CMR Regulations. Such third-party manufacturers, which are also typically located in Asia, may lack the infrastructure, resources and knowledge to facilitate a Conflict Minerals compliance effort and may require additional assistance from the Company and/or others in order to do so. In some cases, third-party manufacturers may assert that such information is proprietary.

The factors described above, and resulting complexities, have increased the difficulty of the Company’s efforts to identify the existence, and potential sources of, Conflict Minerals in its products. Regardless of these challenges, the Company diligently worked with its suppliers and third-party manufacturers to collect the information necessary to support its compliance program and this Report.

Conflict Minerals Policy

The Company has adopted a Conflict Minerals policy which is publicly available on its website at https://www.newellbrands.com/ethics-compliance/conflict-minerals-policies .

2. Reasonable Country of Origin Inquiry

This Section describes the Company’s Reasonable Country of Origin Inquiry (“RCOI”) for Conflict Minerals as required by Item 1.01 of Form SD.

Section 1 above provides a description of the types of products sold by the Company during the period covered by this Report. As a preliminary step to the Company’s RCOI, the Company assessed which of these products contain Conflict Minerals, and which products containing Conflict Minerals fall within the scope of the Rule and would thus be included in the RCOI (the “Scoping Assessment”). The Company conducted detailed analyses of its products’ bills of materials and other available information on product composition to determine the Conflict Minerals content of its products. As a result of the Scoping Assessment, the Company determined that some of its products in the “Description of Primary Products” categories set forth in the table above contain Conflict Minerals.

The Company then worked to link the Conflict Minerals components of the covered products to the suppliers of those components in order to identify suppliers that should be included in the RCOI process. For 2023, direct suppliers that posed a reasonable risk of having provided materials, components or products which may contain Conflict Minerals were covered. The Conflict Minerals Policy includes the Company’s expectation that its suppliers provide information related to country of origin of their products.

In 2023, the Company used a third-party firm to conduct a survey of the Company’s Targeted Suppliers (as defined below) using a Conflict Minerals Reporting Tool (the “CMRT”) to facilitate the RCOI. The CMRT was based on the Responsible Minerals Initiative Reporting Template Version 6.2.

For the year ended December 31, 2023, the Company’s third-party firm surveyed 303 suppliers believed or known to have provided materials, components or products which may contain Conflict Minerals (the “Targeted Suppliers”). Based on our survey, 277 of such Targeted Suppliers, or approximately 91%, submitted a complete response to the CMRT. If a Targeted Supplier did not provide a response to the CMRT, follow up requests were sent to individual Targeted Suppliers pursuant to an escalation process. Completed Targeted Supplier responses were reviewed for completeness and internal consistency. Overall, responses were assigned a rating of low, medium, or high risk based on the contents and completeness of the response as well as the likelihood the Targeted Supplier may be sourcing from the Covered Countries. As a result of the Company’s RCOI, the Company has reason to believe that some Targeted Suppliers in its supply chain of in-scope products or components of such products may be sourcing Conflict Minerals from Covered Countries. However, for the period covered by this Form SD and Report, the Company was unable to determine the specific source of the Conflict Minerals due to insufficient information. Accordingly, the Company undertook the due diligence process described below.

3. Design of Due Diligence Framework

The Company’s due diligence framework is based upon the OECD Framework.

4. Due Diligence Performed

The Company’s due diligence activities are described below.

4.1 Management Controls

The Company has established the following management controls as part of its Conflict Minerals program.

•	The Company has adopted a Conflict Minerals Policy, which is publicly available on its website at https://www.newellbrands.com/ethics-compliance/conflict-minerals-policies.

•	The ongoing Conflict Minerals compliance program is supported by compliance personnel in the Company’s Responsible Sourcing team.

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The Company has developed Conflict Minerals training materials to educate employees within the Company. The training materials include information on the CMR Regulations, as well as on the Company’s Conflict Minerals Policy, RCOI and due diligence processes.

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The Company has developed Conflict Minerals training materials to educate its suppliers. The Company or its third-party provider conduct trainings related to CMR Regulations, the Company’s Conflict Minerals Policy and RCOI and due diligence processes.

4.2 Risk Identification

The Company has established and implemented the following program elements for identifying and assessing risk as part of its Conflict Minerals program.

The Company or its third-party firm surveys suppliers annually about the potential use and origin of Conflict Minerals in their respective supply chains, including reviewing smelter information and chain of custody information, as appropriate.

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The Company assesses survey responses to identify sourcing and supplier risks. Supplier responses are reviewed against the risk assessment framework, and follow up, due diligence, and risk mitigation are completed as necessary. The Company or its third-party firm also conducts smelter due diligence using defined and documented steps, which include comparing supplier-disclosed smelters against the Responsible Minerals Initiative’s (formerly the Conflict-Free Sourcing Initiative’s) (the “RMI”) Compliant Smelter List to confirm their existence and to determine whether they are certified as conflict-free.

4.3 Risk Mitigation

The Company has developed and adopted a risk mitigation plan that includes the following elements.

•	The Company or its third-party firm communicates with suppliers who do not satisfy the due diligence requests and encourages them to provide complete and accurate responses.

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The Company or its third-party firm reviews responses for changes in circumstances or information and reevaluates the need for, and conducts where warranted, a reevaluation of necessary follow up, due diligence, and/or risk mitigation activities.

4.4 Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company relies upon the smelter audit results published by the RMI, the London Bullion Market Association and the Responsible Jewellery Council.

4.5 Report on supply chain due diligence

The Company has filed this Report with the SEC.

5. Other Required Disclosures

5.1 Efforts to determine the mine or location of origin

The due diligence described in Section 4 of this Report represents the Company’s efforts to identify country and mine of origin.

5.2 Description of facilities used to process Conflict Minerals, if known

Some of the respondents did not provide smelter information; further, responding suppliers often provided their responses at a company-wide level, rendering the Company unable to conclude whether Conflict Minerals from smelters that may have been identified were actually used in the Company’s in-scope products.

5.3 Description of country of origin, if known

The Company’s third-party firm requested country of origin information, if known, from each Targeted Supplier, most of which do not source directly from smelters, and also relied upon country of origin information provided by the RMI, when available. Based on this information provided to our third-party firm, as of the date of this Form SD and Report, the Company has reason to believe that some targeted suppliers may be sourcing Conflict Minerals from Covered Countries; however, the Company was unable to definitively identify the country of origin of the Conflict Minerals in its in-scope products due to the nature of Targeted Suppliers’ responses to the smelter of origin inquiry.

5.4 Steps taken or to be taken to mitigate the risk that Conflict Minerals in the Company’s products benefit armed groups

The Company will implement enhancements to its Conflict Minerals program going forward, including the following:

•	Build out onboarding process for all Stock Keeping Units (SKUs) to segregate any products that contain 3TG minerals in their composition and complete upfront due diligence;

•	Identify and minimize the occurrence of products that involve high-risk supply chain complexities, and particularly those associated with Conflict Minerals;

•	For products identified as undeterminable but indicating a potential high-risk of including Conflict Minerals sourced from Covered Countries, evaluate alternatives or, where feasible, elimination;

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Identify alternatives for high-risk suppliers that are unable to provide traceability to sub-tier suppliers in an effort to reduce risk of occurrence of Conflict Minerals sourced from Covered Countries;

•	Engage with any suppliers found to be supplying the Company with Conflict Minerals from sources that support conflict in the DRC or any adjoining country to explore alternative sources; and

•	Continued efforts to train suppliers regarding the Vendor Code of Conduct and to encourage them to adopt their own Conflict Minerals programs, including conflict-free sourcing.

Given the Company’s remote position in the supply chain, the effectiveness of these enhancements is necessarily dependent on the cooperation of the Company’s manufacturers and suppliers.

5.5 Description of undeterminable products

Due to a combination of incomplete and unconfirmed responses from certain targeted suppliers, or suppliers that did not respond to the CMRT, as of the date of this Form SD and Report, the Company has been unable to complete an independent determination as to the source of Conflict Minerals present in its products.